BY FACSIMILE AND EDGAR

Mr. Robert Littlepage	October 30, 2009
Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Hutchison Telecommunications International Limited
Form 20-F for the Fiscal Year ended December 31, 2008
Filed May 27, 2009
File No. 1-32309

Dear Mr. Littlepage,

Further to our letter to you on September 25, 2009 requesting an extension of time to respond to the comment letter from Mr. Larry Spirgel of the Division of Corporation Finance dated September 14, 2009, relating to the annual report on Form 20-F of Hutchison Telecommunications International Limited (the “Company”) for the fiscal year ended December 31, 2008, the Company is still reviewing the letter and its response with its external auditors and other advisors. Accordingly, we would like to inform you that the Company now expects to reply to the comment letter by November 18, 2009.

Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at +852 2128 3163 with any questions or comments you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer